



1st November 2002

02060403

The Mound
EDINBURGH
EH1 1YZ

Halifax Group PLC

United States Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street N.W.
WASHINGTON D.C. 20549
United States of America

Direct Line 0131 243 5586
Fax No 0131 243 5516

Your Ref: 82/3240 and 82/5003

SEC MAIL RECEIVED NOV 15 2002 WASH. D.C. 155 SECTION

Exemption

PROCESSED DEC 17 2002 THOMSON FINANCIAL

SUPPL

Dear Sirs,

I enclose documents either sent to shareholders or made available to the public during the period 1st September to 30th September 2002.

Announcements made to the London Stock Exchange:-

01.10.02	Rule 8 Disclosure under the City Code on Takeovers & Mergers. 500,000 shares sols in Alldays plc at £0.05 per share. Total owned or controlled 291,788 (0.66%)
01.10.02	HBOS plc noted major interest in Helphire Group plc. 1,047,647 shares acquired (0.91%)
01.10.02	Directors' PEP/ISA re-investments
02.10.02	Director Shareholding. 243 shares in BOS Profit Sharing Stock Ownership Scheme disposed of at 603.31p per share. Total holding following notification 7,832,106 (0.21%)
02.10.02	Rule 8 Disclosure under the City Code on Takeovers and Mergers. 15,800 shares bought in P & O Princess Cruises plc at £4.485 per share. Total owned or controlled 8,888,996 (1.28%)
03.10.02	HBOS plc noted major interest in Brixton plc. Total holding following notification 55,794,419 (22.88%) and 24,600 (16.4%)
03.10.02	HBOS plc noted major interest in Brit Insurance holdings PLC. Notified holding of 43,563,479.
04.10.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers. 250,000 shares bought in P & O Princess Cruises at £4.373 and 400 bought at £4.3813. Total owned or controlled 9,139,396 (1.32%)
04.10.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers. 1,811,232 shares sold in Simon Group plc at £0.40 per share. Total owned or controlled 1,625,346 (1.03%)
08.10.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers. 70,000 shares bought in Abbey National plc at £5.42 per share, 25,000 bought at £5.3371 per share and 5,000 bought at £5.29 per share. Total owned or controlled 29,015,025 (2.01%)
08.10.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers. 3,800 shares sold in Abbey National plc at £5.08 per share and 11,600 bought at £5.08 per share. Total owned or controlled 28,915,025 (2.00%)
08.10.02	Rule 8 - P & O Princess announcement released on 8th October at 11.42 under RNS 2015C has been withdrawn.
09.10.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers. 300,000 shares bought in P & O Princess Cruises plc at £4.23 per share. Total owned or controlled 9,439,396 (1.36%)
09.10.02	HBOS plc notification of major interest in Helphire Group plc. Total holding following notification 16,111,193 (14.06%)
10.10.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers. 8,200 shares bought in Abbey National plc at £5.9275 per share. Total owned or controlled 29,023,225 (2.01%)
10.10.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers. 6,100 shares bought in Logica plc at £1.2188 per share. Total owned or controlled 12,274,020 (2.75%)

dlw 4/10

10.10.02	Director Shareholding. James Crosby - 2,980 shares acquired at 578.79p per share. Total holding following notification 96,962.
14.10.02	Rule 8 Disclosure under the City Code on Takeovers and Mergers. 1,609,024 shares sold in Simon Group plc at £0.35 per share. Total owned or controlled 16,322 (0.01%)
14.10.02	Director Shareholding. 57 shares disposed of on behalf of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme. Total holding following notification 7,832,049 (0.21%)
16.10.02	HBOS plc have an interest in 6,700,000 shares (4.22%) in Simon Group plc.
17.10.02	Application made to UKLA and London S/E - Block listing of 285,714 ordinary shares of 25p each under the Bank of Scotland SAYE Scheme.
18.10.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers. 11,000 shares sold in Abbey National at £6.6696 per share. Total owned or controlled 29,012,225 (2.01%)
18.10.02	Rule 3 Disclosure Under the Rules governing substantial acquisitions of shares. 18,442,050 shares acquired in British Insurance Holdings PLC. Total owned or controlled 68,966,380 (16.14%)
22.10.02	HBOS plc and its subsidiaries have acquired an interest in 1,931,508 ordinary shares of 10p each (3.07%) in South Staffordshire Group PLC
22.10.02	Rule 8 Disclosure under the City Code on Takeovers and Mergers. 1,600 shares in Logica PLC sold at £1.6675 per share. Total owned or controlled 12,272,420 (2.75%)
22.10.02	Application to UKLA and London S/E for block listing of 275,292 ordinary shares of 25p each under the Bank of Scotland SAYE Scheme, to trade on the London S/E and to be admitted to the Offical List upon issuance.
22.10.02	Dealing by substantial shareholders. HBOS disposed of 5,501,303 shares in Premier Oil PLC. Total holding following notification 44,462,918 (2.8589%)
22.10.02	HBOS and its subsidiaries have a material interest in 8,878,940 ordinary 2p shares in NSB Retail Systems plc which represents 2.74% of the Company's issued ordinary share capital.
23.10.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers. 26,000 shares bought in P & O Princess Cruises PLC at £4.6073 per share. Total owned or controlled 9,465,396 (1.37%)
24.10.02	HBOS Interim Scrip Dividend for year ending 31.12.02 a total of 2,137,193 ordinary 25p shares issued. Application made to UKLA for the shares to be admitted to the Official list & the London S/E.
25.10.02	Director's interest - shares allotted under elections participate in the HBOS plc Share Dividend Plan.
28.10.02	HBOS plc noted major interest in Brit Insurance Holdings PLC. Total holding following notification 68,959,380 (9.24%)
29.10.02	Directors as Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme disposed of 141 shares at 719.39p per share. Total holding following notification 7,831,908 (0.21%)
30.10.02	Director Shareholding. 374 shares sold - 1695 Trustees Limited on behalf of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme. Total holding following notification 7,831,534.
30.10.02	Directors Shareholding. 1,407 shares acquired under HBOS Share Dividend Plan. Total holding following notification 118,710 (0.003%)

Documents lodged at Companies House:

1 Form 88(2)'s – Return of Allotment of	367,268 Shares registered on 02.10.02
2 Form 88(2)'s – Return of Allotment of	195,016 Shares registered on 04.10.02
1 Form 88(2)'s – Return of Allotment of	35,731 Shares registered on 08.10.02
2 Form 88(2)'s – Return of Allotment of	4,899 Shares registered on 09.10.02
1 Form 88(2)'s – Return of Allotment of	196,045 Shares registered on 10.10.02
3 Form 88(2)'s – Return of Allotment of	35,585 Shares registered on 17.10.02
1 Form 88(2)'s – Return of Allotment of	11,545 Shares registered on 22.10.02
1 Form 88(2)'s – Return of Allotment of	2,543 Shares registered on 23.10.02
1 Form 88(2)'s – Return of Allotment of	137,968 Shares registered on 24.10.02
1 Form 88(2)'s – Return of Allotment of	2,137,193 Shares registered on 25.10.02
5 Form 88(2)'s – Return of Allotment of	46,004 Shares registered on 30.10.02




SEC MAIL
RECEIVED
NOV 8 2002
WASH

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	HBOS PLC
Company Name in full	SC218813

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	02	10	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	367,268		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.205		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HBOS QUEST LIMITED	ORDINARY 25p	367,268
Address: THE MOUND EDINBURGH		
UK postcode: EH1 1YZ		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form ~~[ ]~~

Signed [signature] Date 2nd October 2002

~~A director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

KENNY MELVILLE, COMPANY SECRETARIAL ASSISTANT,
HBOS PLC, THE MOUND, EDINBURGH. EH1 1YZ.
Tel 0131 243 5410
DX number DX exchange

Blueprint One World



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	HBOS PLC
Company Name in full	SC218813

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	04	10	2002			

Class of shares (*ordinary or preference etc*)	ORDINARY	ORDINARY	ORDINARY
Number allotted	6,394	5,863	7,968
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	£2.07864	£2.1893	£4.2827

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number HBOS PLC

Company Name in full SC218813

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	04	10	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	4,247	3,914	1,537
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	£4.5947	£5.70	£4.7253

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**



88(2)

SEC MAIL RECEIVED NOV 1 5 2002 PROCESSING SECTION WASH. DC 155

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	04	10	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	165,093		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£6.36		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*

SHARE PURCHASE AGREEMENT
RELATING TO SALE & PURCHASE OF 980
SHARES OF MBL HOLDINGS LIMITED

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

·ames and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: ANCHOR TRUSTEES LIMITED	ORDINARY	85,849
Address: PO BOX 496 CHARLES HOUSE, CHARLES STREET ST HELIER JERSEY		
UK postcode: JE4 5TD		
Name: MICHAEL JOHN GREEN	ORDINARY	39,622
Address: 28 HADLEIGH DRIVE SUTTON SURREY		
UK postcode: SM2 5BF		
Name: BARRY LOUVEL	ORDINARY	39,622
Address: POUND COTTAGE 24 THE NETHERLANDS COULSDON SURREY		
UK postcode: CR5 1ND		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY Date 28/10/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS PLC THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint The World



SEC MAIL PROCESSING RECEIVED NOV 15 2002 WASH, D.C. 155 SECTION

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	08	10	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	35,731		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£5.835		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland — DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HALIFAX NOMINEES LIMITED Address: TRINITY ROAD, HALIFAX, WEST YORKSHIRE UK postcode: HX1 2RG	ORDINARY	351
Name: SEE ATTACHED SCHEDULE Address: UK postcode:	ORDINARY	546
Name: Address: UK postcode:		
Name: Address: UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY Date 9/10/02

A director / secretary / ~~administrator~~ / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS PLC THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld



SEC MAIL RECEIVED NOV 6 2002 WASH, D.C. 155 SECTION

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	09	10	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	3067	935	
Nominal value of each share	£0.25	£0.25	
Amount (if any) paid or due on each share *(including any share premium)*	£4.10	£5.37	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Halifax plc
Early Leaver Closure Schedule

Shares to Individual	**9th October 2002**
Mrs Emma Aggett 55 Knowles Hill Road NEWTON ABBOT Devon TQ12 2PP	**721**
Mrs Jean Mary List 23 The Ride Kingswood BRISTOL BS15 4SZ	**241**
Mrs Jean Mary List 23 The Ride Kingswood BRISTOL BS15 4SZ	**144**
	1106




SEC MAIL
RECEIVED
NOV 6 2002
WASH.

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	From: Day 1 0, Month 1 0, Year 2 0 0 2	To: Day , Month , Year

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	68160	127885	
Nominal value of each share	£0.25	£0.25	
Amount (if any) paid or due on each share *(including any share premium)*	£5.7879	£5.37	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name: HALIFAX NOMINEES LIMITED	ORDINARY	1,434
Address: TRINITY ROAD HALIFAX WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name: SEE ATTACHED SCHEDULE	ORDINARY	1,832
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY Date 17/10/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

SEC MAIL PROCESSING
RECEIVED
NOV 15 2002
WASH. D.C. 155 SECTION

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	17	10	2002			

Class of shares (ordinary or preference etc)	ORDINARY	ORDINARY	ORDINARY
Number allotted	27,193	1,901	2,774
Nominal value of each share	£0.25	£0.25	£0.25
Amount (if any) paid or due on each share *(including any share premium)*	£6.985	£5.7879	£5.37

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

SEC MAIL PROCESSING RECEIVED NOV 15 2002 WASH. D.C. 155 SECTION

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	17	10	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	451		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£5.62		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name: HALIFAX NOMINEES LIMITED Address: TRINITY ROAD HALIFAX WEST YORKSHIRE UK postcode: HX1 2RG	ORDINARY	177
Name: SEE ATTACHED SCHEDULE Address: UK postcode:	ORDINARY	274
Name: Address: UK postcode:		
Name: Address: UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY Date 17/10/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS PLC THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

SEC MAIL PROCESSING RECEIVED NOV 15 2002 WASH. D.C. 155 SECTION

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From	To
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day 22 Month 10 Year 2002	Day Month Year

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	11,545		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£7.26		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees · *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: SEE ATTACHED SCHEDULE	ORDINARY	11,545
Address		
UK postcode		
Name		
Address		
UK postcode		
Name		
Address		
UK postcode		
Name		
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY Date 28/10/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld

ployee	Name	NHI No	Address			Postcode	No of shares allotted	Option price (p)	
5402	Gordon Matthew Clark	YH896976D	25 Cammo Gardens	Barnton	Edinburgh	EH4 8ER	4,500	273.67	
							1,045	535.33	
							5,545		**5,545**
2782	Derek Michael Williams	YX223774C	6 Foxglove Way	Little Neston	South Wirral	CH64 0XQ	6,000	610.00	
							6,000		**6,000**

21st October 2002 **Total** **11,545**



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

SEC MAIL RECEIVED PROCESSING
NOV 15 2002
WASH. DC 155 SECTION

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	23	10	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	2,543		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£7.00		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name HSDL NOMINEES LIMITED	Class of shares allotted ORDINARY	Number allotted 2,543
Address TRINITY ROAD HALIFAX WEST YORKSHIRE UK postcode HX1 2RG		
Name	Class of shares allotted	Number allotted
Address UK postcode		
Name	Class of shares allotted	Number allotted
Address UK postcode		
Name	Class of shares allotted	Number allotted
Address UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed DEPUTY SECRETARY Date 28/10/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

SEC MAIL PROCESSING SECTION RECEIVED NOV 15 2002 WASH. D.C. 155

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	24	10	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	137,968		
Nominal value of each share	£0·25		
Amount (if any) paid or due on each share *(including any share premium)*	£6·935		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HBOS QUEST LIMITED (AS TRUSTEE OF THE HBOS QUALIFYING ~~EMPLOYEE SHARE OWNERSHIP TRUST~~)	Class of shares allotted: ORDINARY	Number allotted: 26,269
Address: THE MOUND EDINBURGH		
UK postcode: EH1 1YZ		
Name: HBOS QUEST LIMITED ~~AC HALIFAX~~ (AS TRUSTEE OF THE HBOS QUALIFYING ~~EMPLOYEE SHARE OWNERSHIP TRUST~~)	Class of shares allotted: ORDINARY	Number allotted: 111,699
Address: THE MOUND EDINBURGH		
UK postcode: EH1 1YZ		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY Date 28/10/02

A director / secretary / ~~administrator~~ / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

SEC MAIL PROCESSING RECEIVED NOV 15 2002 WASH. D.C. 155 SECTION

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	25	10	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	2,137,193		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£7.506		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: SEE ATTACHED SCHEDULES	ORDINARY	2,137,193
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY Date 28/10/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS PLC THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld

HBOS plc
Allotment Return Amendments
Share Dividend Plan Payable 25 October 2002

Total shown on Allotment Return	**1,493,156**
Mr Peter Goodwin Stewart, 43 West Avenue, Worthing, West Sussex, BN11 5LT	+6
Halifax Nominees Limited, Trinity Road, Halifax, HX1 2RG	+588,126
1695 Trustees Limited, The Mound, Edinburgh, EH1 1YZ	+43,486
Computershare Trustess Limited <KO2 KICKER> <KE2 KICKER><A/C KE1> <KICKER> The Pavilions, Bridgwater Road, Bristol, BS99 7SF	+12,419
Total number of shares allotted	**2,137,193**



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

SEC MAIL PROCESSING RECEIVED NOV 15 2002 WASH. D.C. 155 SECTION

Shares allotted (including bonus shares):

	From (Day Month Year)	To (Day Month Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	30 10 2002	

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	32,895		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£6.82		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: JOHNSTONE McMILLAN	Class of shares allotted: ORDINARY	Number allotted: 32,895
Address: 27 STRACHAN CRESCENT DOLLAR CLACKMANNANSHIRE		
UK postcode: FK14 7HL		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] DEPUTY SECRETARY Date 4/11/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

SEC MAIL PROCESSING
RECEIVED
NOV 15 2002
WASH. D.C. 155 SECTION

Shares allotted (including bonus shares):

	From (Day Month Year)	To (Day Month Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	30 10 2002	

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	1,316		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£6.82		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HALIFAX NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 1,316
Address: TRINITY ROAD, HALIFAX, WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY Date 4/11/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS PLC THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

SEC MAIL PROCESSING RECEIVED NOV 15 2002 WASH. D.C. 155 SECTION

Shares allotted (including bonus shares):

	From Day	Month	Year	To Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	30	10	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	9,413		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£7.30		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HBOL NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 9,413
Address: TRINITY ROAD, HALIFAX, WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] DEPUTY SECRETARY Date 4/11/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS PLC THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld



88(2)

Return of Allotment of Shares

SEC MAIL PROCESSING
RECEIVED
NOV 15 2002
WASH. D.C. 155 SECTION

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From (Day Month Year)	To (Day Month Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	30 10 2002	

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	1,129	769	
Nominal value of each share	£0.25	£0.25	
Amount (if any) paid or due on each share *(including any share premium)*	£4.10	£5.37	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED SCHEDULE	Class of shares allotted: ORDINARY	Number allotted: 1,898
Address:		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY Date 4/11/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS PLC THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld

HBOS PLC
Early Leaver Closure Schedule

	Shares to Individual **30th October 2002**
Mr Peter Horwood Littlehurst 20 Crakell Road REIGATE Surrey RH2 7DT	**628**
Mrs Bhanu Mahesh Nathwani 95 Warden Avenue HARROW Middx HA2 9LL	**125**
Miss Sharon Williams 16 Dunraven Road Leckwith CARDIFF CF11 8AN	**376**
Ms Brenda Duffy Kell Beck House Kell Lane Wainstalls HALIFAX West Yorkshire HX2 7UN	**481**
Mrs Bhanu Mahesh Nathwani 95 Warden Avenue HARROW Middx HA2 9LL	**288**
TOTAL	**1898**



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

SEC MAIL PROCESSING
RECEIVED
NOV 1 5 2002
WASH, D.C. 155 SECTION

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From (Day Month Year)	To (Day Month Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	30 10 2002	

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	482		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£5.62		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED SCHEDULE	Class of shares allotted: ORDINARY	Number allotted: 482
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY Date 4/11/02

A director / ~~secretary~~ / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld

HBOS PLC
Early Leaver Closure Schedule

Shares to Individual	**30th October 2002**
Mrs Kathryn Ann Frankish Glencairn 51 Liberton Drive EDINBURGH EH16 6NL	**74**
Mrs Melinda J Gardner 50 Foote Street Albert Park Melbourne VICTORIA 3206 AUSTRAILIA	**133**
Mrs Katrina Wright 19 Westerhill Greenbank EDINBURGH EH10 5XG	**275**
TOTAL	**482**

3 RECORDS





Full Text Announcement

◂ Back | Other Announcements from this Company ▾ | Send to a Friend

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - ALLDAYS PLC
Released	15:17 1 Oct 2002
Number	9162B

SEC MAIL PROCESSING RECEIVED NOV 15 2002 WASH, D.C. 155 SECTION

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 01/10/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 30/09/02

Dealing in (name of company) ALLDAYS PLC

1. Class of securities (eg ordinary shares) GBP 0.10

2.

Amount bought	Amount sold	Price per unit
	500,000	£0.05

3. Resultant total of the same class owned or controlled (and percentage of class)

291,788	0.66%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1245 Praful Jadav

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

Close

‹ Back Next ›



RNS The company news service from the London Stock Exchange



Full Text Announcement

‹ Back / Next › Other Announcements from this Company ▾ Send to a Friend



Company	Helphire Group PLC
TIDM	HHR
Headline	Holding(s) in Company
Released	15:48 1 Oct 2002
Number	9207B


Help
Group plc

SEC MAIL RECEIVED PROCESSING NOV 15 2002 WASH, D.C. 155 SECTION

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.	**Name of company**
	HELPHIRE GROUP PLC
2.	**Name of shareholder having a major interest**
	HBOS plc
3.	**Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18.**
	As in 2 above
4.	**Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them**
	208,483 - Chase Nominees Ltd A/C 187 10,655 - Chase Nominees Ltd A/C 194 101,625 - Chase Nominees Ltd A/C 197 336,705 - Chase Nominees Ltd A/C 213 5,175,839 - Chase Nominees Ltd A/C CM1G 2314 628,192 - Morgan Nominees Limited HLBA 1,540,681 - Morgan Nominees Limited HLFO 1,367,267 - Morgan Nominees Limited HPBA

	57,226 - Morgan Nominees Limited HPFO 44,829 - Morgan Nominees Limited HXBT 1,690,609 - Morgan Nominees Limited HXLFE 57,347 - Morgan Nominees Limited HXPEN 628,627 - St James's Place UK plc SJP High Income 1,724,020 - St James's Place UK plc SJP RF79 884,510 - St James's Place UK plc RF82 63,960 - St James's Place UK plc SJP RF83 524,706 - St James's Place UK plc SJP RF91 49,471 - St James's Place UK plc SJP RF92 1,735 - St James's Place UK plc SJP Tracker Trust
5.	**Number of shares/amount of stock acquired**
	1,047,647
6.	**Percentage of issued class**
	0.91%
7.	**Number of shares/amount of stock disposed**
	N/A
8.	**Percentage of issued class**
	N/A
9.	**Class of security**
	Ordinary 5p Shares
10.	**Date of transaction**
	Not disclosed
11.	**Date company informed**

	30th September 2002
12.	**Total holding following this notification**
	15,096,487
13.	**Total percentage holding of issued class following this notification**
	13.17%
14.	**Any additional information**
15.	**Name of contact and telephone number for queries**
	Nicholas Tilley 01225 321000
16.	**Name and signature of authorised company official responsible for making this notification.**
	Nicholas Tilley Company Secretary
Date of notification: 1st October 2002	

END

Close

‹ Back / Next ›





RNS | The company news service from the London Stock Exchange

Close

Full Text Announcement

‹ Back / Next › Other Announcements from this Company ▾ Send to a Friend



SEC MAIL PROCESSING RECEIVED NOV 15 2002 WASH. D.C. 155 SECTION

Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	16:44 1 Oct 2002
Number	9322B

1) Name of company:

HBOS plc

2) Name of Director:

(a) Peter Burt
(b) James Crosby
(c) Mike Ellis
(d) Sir Ronald Garrick
(e) Andy Hornby
(f) Colin Matthew
(g) Gordon McQueen

3) Is holding in own name/wife's name or non-beneficial:

(a) own name
(b) own name
(c) own name and spouse
(d) spouse
(e) own name
(f) own name
(g) own name

4) Name of registered holder:

Bank of Scotland PEP Nominees Limited/ State Street Nominees Limited/ Halifax Nominees Limited.

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

(a) Director
(b) Director
(c) Director and spouse
(d) spouse
(e) Director
(f) Director
(g) Director

6) Please state the nature of the transaction and the nature and extent of the Director's interest in the transaction:

PEP/ISA re-investments.

7) Number of shares/amount of stock acquired:

(a) 3
(b) 12
(c) (i) 17 (ii) 35
(d) 46
(e) 17
(f) (i) 1 (ii) 3 (iii) 28
(g) (i) 1 (ii) 1 (iii) 24

8) Percentage of issued class: (a) to (g) de minimis

9) Number of shares/amount of stock disposed: N/A

10) Percentage of issued class: N/A

11) Class of security: Ordinary Shares of 25p each

12) Price per share:

(a) 569.0p
(b) 688.0p
(c) (i) & (ii)688.0p
(d) 688.0p
(e) 688.0p
(f) (i) 656.0p (ii) 552.0p (iii) 569.0p
(g) (i) 656.0p (ii) 552.0p (iii) 569.0p

13) Date of transaction:

(a) 23.07.02
(b) 30.07.02
(c) (i) & (ii) 30.07.02
(d) 30.07.02
(e) 30.07.02
(f) (i) 09.07.02 (ii) 16.07.02 (iii) 23.07.02
(g) (i) 09.07.02 (ii) 16.07.02 (iii) 23.07.02

14) Date company informed: 1st October 2002

15) Total holding following this notification:

(a) 529,403
(e) 40,770

(b) 93,982 (f) 53,972

(c) 69,623 (g) 54,614

(d) 9,772

16) Total percentage holding of issued class following this notification:

(a) 0.01% (e) de minimis

(b) de minimis (f) de minimis

(c) de minimis (g) de minimis

(d) de minimis

END


Close

Full Text Announcement


SEC MAIL PROCESSING
RECEIVED
NOV 15 2002
WASH. D.C. 155 SECTION

Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	11:16 2 Oct 2002
Number	9594B

1) Name of company:

HBOS plc

2) Name of Director:

James Crosby

Brian Ivory

John Maclean

George Mitchell

Sir Bob Reid

3) Is holding in own name/wife's name or non-beneficial:

Non Beneficial (as Trustee)

4) Name of registered holder:

1695 Trustees Limited, on behalf of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme.

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

Directors as Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme

6) Please state the nature of the transaction and the nature and extent of the Director's interest in the transaction:

The shares disposed of were sold, in terms of the Rules of the Scheme, on the instruction of employees participating in the Scheme who were beneficially entitled to such shares and the Directors had no role in making any decision to sell.

7) Number of shares/amount of stock acquired: Nil

8) Percentage of issued class: Nil

9) Number of shares disposed: 243

10) Percentage of issued class: de minimis

11) Class of security: Ordinary Shares of 25p each

12) Price per share: 603.31p

13) Date of transaction: 1st October 2002

14) Date company informed: 1st October 2002

15) Total holding of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme following this notification:

7,832,106 Ordinary Shares of 25p each

16) Total percentage holding of issued class of such Shares following this notification: 0.21%

END

Close

‹ Back / Next ›




RNS
The company news service from
the London Stock Exchange


Close

Full Text Announcement



Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - P&O Princess Cruises
Released	13:01 2 Oct 2002
Number	9615B


SEC MAIL
RECEIVED
PROCESSING
NOV 15 2002
WASH. D.C.
155
SECTION

RNS Number:9615B
HBOS PLC
2 October 2002

Date of Disclosure 02/10/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3
OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 01/10/02

Dealing in P & O PRINCESS CRUISES PLC (name of company)

1) Class of securities (eg ordinary shares) US$ 0.5

2) Amount bought	Amount sold	Price per unit
15,800		£4.485

3) Resultant total of the same class owned or controlled
(and percentage of class) 8,888,996 (1.28%)

4) Party making disclosure HBOS PLC

5) EITHER (a) Name of purchaser/vendor (Note 1)
OR (b) if dealing for discretionary client(s), name of fund
management organisation HBOS PLC

6) Reason for disclosure (Note 2)
(a) associate of (i) offeror (Note 3) NO
(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above N/A

(Also print name of signatory) KAERON HERATY

Telephone and extension number 0207 321 1245 PRAFUL JADAV

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or which an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Tel No: 020 7382 9026

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

‹ Back / Next ›



RNS | The company news service from the London Stock Exchange



Full Text Announcement

‹ Back / Next ›   Other Announcements from this Company ▾   Send to a Friend



Company	Brixton PLC
TIDM	BXTN
Headline	Holding(s) in Company
Released	12:08 3 Oct 2002
Number	0284C

BRIXTON

SEC MAIL PROCESSING RECEIVED NOV 15 2002 WASH. D.C. 155 SECTION

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Brixton plc

2) Name of shareholder having a major interest

HBOS plc

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Shareholder

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

(i) Ordinary 25p

Chase Nominees Limited A/C CMIG115	557,569
HSBC Global Custody Nominee (UK) Limited A/C 888545	1,227,873
HSBC Global Custody Nominee (UK) Limited A/C 888533	105,000
State Street Nominees A/C FE1D	9,600
Morgan Nominees Limited A/C HLFXLF	362,000
Bank Of New York (Nominees) Limited A/C SJPEQI	290,500
St James's Place UK plc	22,370
St James's Place UK plc	1,545
St James's Place UK plc	14,043
Bank Of New York (Nominees) Limited A/C SJPTRK	4,091
Chase Nominees Limited	19,000
CMI UK Tracker Fund	8,435
Chase Nominees Limited A/C CMIGMAIN	53,172,393

(ii) 5% Cumulative Preference Shares of 50p

Chase Nominees Limited A/C CMIGMAIN 24,600

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

(i) Ordinary 25p

(ii) 5% Cumulative Preference Shares of 50p

10) Date of transaction

N/A

11) Date company informed

02/10/2002

12) Total holding following this notification

(i) 55,794,419

(ii) 24,600

13) Total percentage holding of issued class following this notification

(i) 22.88%

(ii) 16.4%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

Nigel Watts, Company Secretary 020 7399 4504

16) Name and signature of authorised company official responsible for making this notification

Nigel Watts, Company Secretary 020 7399 4504

Date of notification 03/10/2002

END

Close

‹ Back / Next ›


FREE
ANNUAL
REPORTS



RNS | The company news service from the London Stock Exchange

Close

Full Text Announcement



Company	BRIT Insurance Holdings PLC
TIDM	BRE
Headline	Holding(s) in Company
Released	15:09 3 Oct 2002
Number	0314C


SEC MAIL
RECEIVED
PROCESSING
NOV 15 2002
WASH. D.C.
155
SECTION

RNS Number:0314C
BRIT Insurance Holdings PLC
3 October 2002

DEALINGS BY SUBSTANTIAL SHAREHOLDERS

1) NAME OF COMPANY

BRIT INSURANCE HOLDINGS PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

HBOS PLC AND SUBSIDIARIES

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS PER Q2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

NOTIFIED HOLDING OF 43,563,479 SHARES

6) (10.19%) of issued Class

7) Number of shares/amount of stock disposed

N/A

8) (N/A %) of issued Class

9) Class of security

ORDINARY SHARES OF 25p

10) Date of transaction

11) Date company informed

02/10/2002

12) Total holding following this notification

43,563,479

13) Total percentage holding of issued class following this notification

10.19%
(BASED ON ISSUED SHARE CAPITAL OF 427,358,140 ORDINARY SHARES OF 25p)

(EXCLUDES ANY CONVERSION OF CONVERTIBLE UNSECURED SUBORDINATED LOAN STOCK 2008 TO ORDINARY SHARES).

14) Any additional information

15) Name of contact and telephone number for queries

Mr P.J. GODDARD 020 7984 8741

16) Name and signature of authorised company official responsible for making this notification

Date of Notification .....3rd OCTOBER 2002..................

Letter to Brit Insurance Holdings Plc
30th September 2002

Pursuant to Section 198 of the Companies Act 1985, as amended on behalf of HBOS plc, we give notice that HBOS plc and its subsidiaries have a material and non-material interest in the shares of your company as follows.

Sedol	No of Shares	Security class	Fund	Registered Holder
0099600	469,494	Ordinary 25p	100	Chase Nominees Ltd a/c 1
0099600	18,295	Ordinary 25p	125	Chase Nominees Ltd a/c 1
0099600	23,046	Ordinary 25p	126	Chase Nominees Ltd a/c 1
0099600	61,548	Ordinary 25p	146	Chase Nominees Ltd a/c 1
0099600	332,520	Ordinary 25p	160	Chase Nominees Ltd a/c 1
0099600	58,500	Ordinary 25p	171	Chase Nominees Ltd a/c 1
0099600	31,334	Ordinary 25p	175	Chase Nominees Ltd a/c 1
0099600	145,101	Ordinary 25p	183	Chase Nominees Ltd a/c 1
0099600	36,287	Ordinary 25p	187	Chase Nominees Ltd a/c 1
0099600	27,911	Ordinary 25p	193	Chase Nominees Ltd a/c 1
0099600	19,039	Ordinary 25p	197	Chase Nominees Ltd a/c 1
0099600	17,866	Ordinary 25p	198	Chase Nominees Ltd a/c 1
0099600	116,820	Ordinary 25p	200	Chase Nominees Ltd a/c 2
0099600	174,252	Ordinary 25p	201	Chase Nominees Ltd a/c 2
0099600	31,036	Ordinary 25p	209	Chase Nominees Ltd a/c 2
0099600	180,007	Ordinary 25p	210	Chase Nominees Ltd a/c 2
0099600	56,944	Ordinary 25p	213	Chase Nominees Ltd a/c 2
0099600	10,665,508	Ordinary 25p	2314	Chase Nominees Ltd A/C C
0099600	11,427,341	Ordinary 25p	EQPEL	HSBC Global Custody Nomi
0099600	450,000	Ordinary 25p	EQSPE	HSBC Global Custody Nomi
0099600	197,000	Ordinary 25p	EQSTR	HSBC Global Custody Nomi
0099600	2,298,085	Ordinary 25p	HLBA	Morgan Nominees Limited
0099600	2,028,325	Ordinary 25p	HLFO	Morgan Nominees Limited
0099600	99,398	Ordinary 25p	HPBA	Morgan Nominees Limited
0099600	78,500	Ordinary 25p	HPFO	Morgan Nominees Limited
0099600	2,454,650	Ordinary 25p	HXLFE	Morgan Nominees Limited
0099600	97,524	Ordinary 25p	HXPEN	Morgan Nominees Limited
0099600	2,160,229	Ordinary 25p	SJP HIGH INCOME	Bank of New York Nominee
0099600	5,200,216	Ordinary 25p	SJP RF79	St James's Place UK plc
0099600	2,620,000	Ordinary 25p	SJP RF82	St James's Place UK plc

0099600	147,750	Ordinary 25p	SJP RF83	St James's Place UK plc
0099600	1,685,000	Ordinary 25p	SJP RF91	St James's Place UK plc
0099600	134,326	Ordinary 25p	SJP RF92	St James's Place UK plc
0099600	6,777	Ordinary 25p	SJP TRACKER	Bank of New York Nominee
0099600	12,850	Ordinary 25p	UKTRAO	CMI UK Tracker Fund

HBOS plc's material and non-material interest is now 43,563,479 units which is 10.19% of the shares in issue.

Letter from HBOS Plc

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

‹ Back / Next ›


FREE
ANNUAL
REPORTS




RNS
The company news service from the London Stock Exchange

Full Text Announcement

‹ Back / Next › Other Announcements from this Company Send to a Friend


SEC MAIL
RECEIVED
PROCESSING
NOV 15 2002
WASH. D.C.
155
SECTION

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - P&O PRINCESS CRUISES
Released	11:25 4 Oct 2002
Number	0785C

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 04/10/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 03/10/02

Dealing in (name of company) P & O PRINCESS CRUISES PLC

1. Class of securities (eg ordinary shares) US$ 0.5

2.

Amount bought	Amount sold	Price per unit
250,000		£4.373
400		£4.3813

3. Resultant total of the same class owned or controlled (and percentage of class)

9,139,396	1.32%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1245 Praful Jadav

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END





Close

Full Text Announcement

‹ Back / Next › Other Announcements from this Company ▾ Send to a Friend

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - SIMON GROUP
Released	11:33 4 Oct 2002
Number	0793C

SEC MAIL PROCESSING RECEIVED NOV 15 2002 WASH. D.C. 155 SECTION

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 04/10/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 03/10/02

Dealing in (name of company) SIMON GROUP PLC

1. Class of securities (eg ordinary shares) GBP 0.25

2.

Amount bought	Amount sold	Price per unit
	1,811,232	£0.40

3. Resultant total of the same class owned or controlled (and percentage of class)

1,625,346	1.03%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1245 Praful Jadav

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without pre ic :: to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated compani , and companies of which such companies are associated companies (for this purpose owrersh or control of 20% or more of the equity share capital of a company is regarded as the test of associa ' company status);

(2) b nd financial and other professional advisers (including stockbrokers) to an offeror, the offeree com r any company covered in (1), including persons controlling#, controlled by or under the same cont such banks, financial and other professional advisers;*

(3) the d ctors (together with their close relatives and related trusts) of an offeror, the offeree company or any com any covered in (1);

(4) sion funds of an offeror, the offeree company or any company covered in (1);

(5) a estment company, unit trust or other person whose investments an associate manages on a discr ry basis, in respect of the relevant investment accounts;

(6) a n who owns or controls 5% or more of any class of relevant securities (as defined in parag s (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as sult of any transaction owns or controls 5% or more. When two or more persons act pursuant to an ag ment or understanding (formal or informal) to acquire or control such securities, they will be dee be a single person for the purpose of this paragraph. Such securities managed on a disc ry basis by an investment management group will, unless otherwise agreed by the Panel, also be d to be those of a single person (see Note 8 on Rule 8); and

(7) a any having a material trading arrangement with an offeror or the offeree company.

Paragraphs) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Oth

Notes

** Reference "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal com al banking services or such activities in connection with the offer as confirming that cash is available, h g acceptances and other registration work.*

References ancial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not de an organisation which has stood down, because of a conflict of interest or otherwise, from acting for t y in connection with the offer. If the organisation is to have a continuing involvement with that party durin fer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnecte the offer, the above exclusion will not normally apply.

 # The norm for whether a person is controlled by, controls or is under the same control as another person will be by re e to the definition of control contained in the Code. There may be other circumstances which the Panel w rd as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

Close







Full Text Announcement

‹ Back / Next › Other Announcements from this Company Send to a Friend

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Abbey National Plc
Released	11:40 8 Oct 2002
Number	2014C

SEC MAIL PROCESSING
RECEIVED
NOV 15 2002
WASH. D.C. 155 SECTION

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 08/10/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 07/10/02

Dealing in (name of company) ABBEY NATIONAL PLC

1. Class of securities (eg ordinary shares) GBP 0.10

2.

Amount bought	Amount sold	Price per unit
70,000		£5.42
25,000		£5.3371
5,000		£5.29

3. Resultant total of the same class owned or controlled (and percentage of class)

29,015,025 2.01%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1245 Praful Jadav

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal,

in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

> *(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);*
>
> *(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*
>
> *(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);*
>
> *(4) the pension funds of an offeror, the offeree company or any company covered in (1);*
>
> *(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;*
>
> *(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and*
>
> *(7) a company having a material trading arrangement with an offeror or the offeree company.*

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

Close

‹ Back / Next ›




RNS
The company news service from
the London Stock Exchange


Close

Full Text Announcement

‹ Back / Next › Other Announcements from this Company ▾ Send to a Friend



Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Abbey National-Amend
Released	11:50 8 Oct 2002
Number	2008C

SEC MAIL PROCESSING RECEIVED NOV 15 2002 WASH. D.C. 155 SECTION

FORM 8.1/8.3

The issuer has amended the Rule 8 – Abbey National announcement released 07 October 2002, at 12:23 under RNS number 1468C.

The full amended version is shown below.

Date of Disclosure 07/10/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 04/10/02

Dealing in (name of company) ABBEY NATIONAL PLC

1. Class of securities (eg ordinary shares) GBP 0.10

2.

Amount bought	Amount sold	Price per unit
	3,800	£5.08
11,600		£5.08

3. Resultant total of the same class owned or controlled (and percentage of class)

28,915,025	2.00%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1245 Praful Jadav

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal,

in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END


Close

‹ Back / Next ›

RNS | The company news service from the London Stock Exchange



Full Text Announcement

‹ Back / Next › Other Announcements from this Company 



Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8-P&O PRINCESS-Replace
Released	12:26 8 Oct 2002
Number	2050C

The Rule 8 - P&O Princess Cruises announcement released on 08 October 2002 at 11:42hrs under RNS:

2015C has been withdrawn and should be disregarded. Full information regarding this transaction is available from the Rule 8 - P&O Princess Cruises announcement released on 04 October 2002 at 11.25 under RNS 0785C.

END

Close

‹ Back / Next ›








Full Text Announcement

‹ Back / Next › Other Announcements from this Company ▾ Send to a Friend

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - P&O PRINCESS CRUISES
Released	11:51 9 Oct 2002
Number	2623C


SEC MAIL
PROCESSING
RECEIVED
NOV 15 2002
WASH, D.C.
155
SECTION

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 09/10/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 08/10/02

Dealing in (name of company) P & O PRINCESS CRUISES PLC

1. Class of securities (eg ordinary shares) US$ 0.5

2.

Amount bought	Amount sold	Price per unit
300,000		£4.23

3. Resultant total of the same class owned or controlled (and percentage of class)

9,439,396	1.36%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Tim Harrison

Telephone and Extension number

0207 321 1245 Praful Jadav

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END




RNS | The company news service from the London Stock Exchange 

Full Text Announcement

‹ Back / Next › Other Announcements from this Company ▾ Send to a Friend 

Company	Helphire Group PLC
TIDM	HHR
Headline	Holding(s) in Company
Released	16:10 9 Oct 2002
Number	2831C

Help Group plc

SEC MAIL PROCESSING RECEIVED NOV 15 2002 WASH. DC 155 SECTION

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.	**Name of company**
	HELPHIRE GROUP PLC
2.	**Name of shareholder having a major interest**
	HBOS plc
3.	**Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18.**
	As in 2 above
4.	**Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them**
	208,483 - Chase Nominees Ltd A/C 187 10,655 - Chase Nominees Ltd A/C 194 101,625 - Chase Nominees Ltd A/C 197 336,705 - Chase Nominees Ltd A/C 213 5,175,839 - Chase Nominees Ltd A/C CM1G 2314 628,192 - HSBC Global Custody Nominees EQPEL 1,540,681 - Morgan Nominees Limited HLBA 1,367,267 - Morgan Nominees Limited HLFO

	57,226 - Morgan Nominees Limited HPBA 44,829 - Morgan Nominees Limited HPFO 1,690,609 - Morgan Nominees Limited HXLFE 57,347 - Morgan Nominees Limited HXPEN 800,000 - St James's Place UK plc SJP High Income 2,175,000 - St James's Place UK plc SJP RF79 1,110,000 - St James's Place UK plc RF82 82,000 - St James's Place UK plc SJP RF83 660,000 - St James's Place UK plc SJP RF91 63,000 - St James's Place UK plc SJP RF92 1,735 - St James's Place UK plc SJP Tracker Trust
5.	**Number of shares/amount of stock acquired**
	Not disclosed
6.	**Percentage of issued class**
	N/A
7.	**Number of shares/amount of stock disposed**
	Not disclosed
8.	**Percentage of issued class**
	N/A
9.	**Class of security**
	Ordinary 5p Shares
10.	**Date of transaction**
	Not disclosed
11.	**Date company informed**

	9th October 2002
12.	**Total holding following this notification**
	16,111,193
13.	**Total percentage holding of issued class following this notification**
	14.06%
14.	**Any additional information**
15.	**Name of contact and telephone number for queries**
	Nicholas Tilley 01225 321000
16.	**Name and signature of authorised company official responsible for making this notification.**
	Nicholas Tilley Company Secretary
Date of notification: 9th October 2002	

END

Close

‹ Back / Next ›




RNS | The company news service from the London Stock Exchange

Close

Full Text Announcement

‹ Back / Next › Other Announcements from this Company ▾ Send to a Friend



Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - ABBEY NATIONAL PLC
Released	11:25 10 Oct 2002
Number	3101C

SEC MAIL PROCESSING RECEIVED NOV 15 2002 WASH. D.C. 155 SECTION

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 10/10/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 09/10/02

Dealing in (name of company) ABBEY NATIONAL PLC

1. Class of securities (eg ordinary shares) GBP 0.10

2.

Amount bought	Amount sold	Price per unit
8,200		£5.9275

3. Resultant total of the same class owned or controlled (and percentage of class)

29,023,225	2.01%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1245 Praful Jadav

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

Close




RNS
The company news service from the London Stock Exchange


Close

Full Text Announcement

‹ Back / Next › Other Announcements from this Company ▾ Send to a Friend



Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - LOGICA PLC
Released	11:27 10 Oct 2002
Number	3103C

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 10/10/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 09/10/02

Dealing in (name of company) LOGICA PLC

1. Class of securities (eg ordinary shares) GBP 0.10

2.

Amount bought	Amount sold	Price per unit
6,100		£1.2188

3. Resultant total of the same class owned or controlled (and percentage of class)

12,274,020	2.75%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1245 Praful Jadav

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

Close



RNS | The company news service from the London Stock Exchange

Close

Full Text Announcement

Back Next ▸ Other Announcements from this Company ▾ Send to a Friend



Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	16:54 10 Oct 2002
Number	3433C

SEC MAIL PROCESSING
RECEIVED
NOV 15 2002
WASH., D.C. 155 SECTION

1) Name of Company:

HBOS plc

2) Name of Director:

James Robert Crosby

3) Is holding in own name/wife's name or non-beneficial:

Self

4) Name of registered holder:

James Robert Crosby

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

Self

6) Please state the nature of the transaction and the nature and extent of the Director's interest in the transaction:

Maturity of Sharesave Options, originally granted in September 1997

7) Number of shares acquired: 2,980

8) Percentage of issued class: de minimis

9) Number of shares disposed: N/A

10) Percentage of issued class: N/A

11) Class of security: Ordinary Shares of 25p each

12) Price per share: 578.79p

13) Date of transaction: 10th October 2002

14) Date company informed: 10th October 2002

15) Total holding following this notification:

96,962 Ordinary Shares of 25p each

16) Total percentage holding of issued class of such Shares following this notification: de minimis

END

Close



RNS | The company news service from the London Stock Exchange

Close

Full Text Announcement

‹ Back / Next › Other Announcements from this Company ▾ Send to a Friend


SEC MAIL
RECEIVED
PROCESSING
NOV 1 5 2002
WASH. D.C.
155
SECTION

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - SIMON GROUP PLC
Released	11:18 14 Oct 2002
Number	4231C

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 14/10/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 11/10/02

Dealing in (name of company) SIMON GROUP PLC

1. Class of securities (eg ordinary shares) GBP 0.25

2.

Amount bought	Amount sold	Price per unit
	1,609,024	£0.35

3. Resultant total of the same class owned or controlled (and percentage of class)

16,322 0.01%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1245 Praful Jadav

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END


Close

‹ Back / Next ›

RNS | The company news service from the London Stock Exchange

Close

Full Text Announcement

Next › Other Announcements from this Company ▾ Send to a Friend

SEC MAIL PROCESSING RECEIVED NOV 15 2002 WASH, D.C. 155 SECTION

Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	15:25 14 Oct 2002
Number	4459C

1) Name of company:

HBOS plc

2) Name of Director:

James Crosby

Brian Ivory

John Maclean

George Mitchell

Sir Bob Reid

3) Is holding in own name/wife's name or non-beneficial:

Non Beneficial (as Trustee)

4) Name of registered holder:

1695 Trustees Limited, on behalf of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme.

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

Directors as Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme

6) Please state the nature of the transaction and the nature and extent of the Director's interest in the transaction:

The shares disposed of were sold, in terms of the Rules of the Scheme, on the instruction of employees participating in the Scheme who were beneficially entitled to such shares and the Directors had no role in making any decision to sell.

7) Number of shares/amount of stock acquired: Nil

8) Percentage of issued class: Nil

9) Number of shares disposed: 57

10) Percentage of issued class: de minimis

11) Class of security: Ordinary Shares of 25p each

12) Price per share: 618.76p

13) Date of transaction: 11th October 2002

14) Date company informed: 11th October 2002

15) Total holding of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme following this notification:

7,832,049 Ordinary Shares of 25p each

16) Total percentage holding of issued class of such Shares following this notification: 0.21%

END










Full Text Announcement



Company	Simon Group PLC
TIDM	SMON
Headline	Substantial Interest
Released	16:17 16 Oct 2002
Number	5804C

SEC MAIL PROCESSING
RECEIVED
NOV 15 2002
WASH, D.C. 155 SECTION

16 October 2002

SIMON GROUP plc

Ordinary Shares of 25 pence each ("Shares")

Notification of Substantial Interest

Simon has been notified on 16 October 2002 by Insight Investment Management Ltd on behalf of HBOS plc that HBOS plc have an interest in 6,700,000 shares which comprise 4.22% of the shares in issue.

The Shares are registered in the names of the following: -

Name	Fund	No. of Shares
St James' Place UK plc	SJP RF32	1,945,000
St James' Place UK plc	SJP RF42	1,007,000
St James' Place International plc	SJPI RF59	478,000
St James' Place International plc	SJPI RF62	3,270,000

-

Enquiries:

Richard J Catt
Simon Group plc — Tel. 020 7730 0777

END

Company website




RNS
The company news service from
the London Stock Exchange


Close

Full Text Announcement



Company	HBOS PLC
TIDM	HBOS
Headline	Additional Listing
Released	13:06 17 Oct 2002
Number	6258C

HBOS plc.

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 285,714 Ordinary shares of 25p each under the Bank of Scotland SAYE Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

END








Full Text Announcement


SEC MAIL
RECEIVED
PROCESSING
NOV 15 2002
WASH. D.C.
155
SECTION

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - ABBEY NATIONAL PLC
Released	11:00 18 Oct 2002
Number	6677C

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 18/10/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 16/10/02

Dealing in (name of company) ABBEY NATIONAL PLC

1. Class of securities (eg ordinary shares) GBP 0.10

2.

Amount bought	Amount sold	Price per unit
	11,000	£6.6696

3. Resultant total of the same class owned or controlled (and percentage of class)

29,012,225	2.01%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Tim Harrison

Telephone and Extension number

0207 321 1245 Praful Jadav

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

Close



RNS | The company news service from the London Stock Exchange

Close

Full Text Announcement

‹ Back / Next › Other Announcements from this Company Send to a Friend

Company	HBOS PLC
TIDM	HBOS
Headline	SAR - BRIT Ins Hldgs
Released	15:55 18 Oct 2002
Number	6919C


SEC MAIL PROCESSING
RECEIVED
NOV 1 5 2002
WASH, D.C.
155
SECTION

RNS Number:6919C
HBOS PLC
18 October 2002

FORM SAR 3

Date of disclosure...18/10/02...

DISCLOSURE UNDER RULE 3 OF THE RULES GOVERNING SUBSTANTIAL ACQUISITIONS OF SHARES ("SARs")

Date of acquisition...16/10/02...

Acquisition in....BRITISH INSURANCE HOLDING PLC............(name of company)

(1) Class of voting shares (eg ordinary shares)	Number of shares/rights over shares acquired	If rights over shares acquired, as opposed to the shares themselves, specify nature of rights
...ORD 2P............	...18,442,050...shares ...N/A.........rights	....

(2) Resultant total holding of voting shares (and % of total voting shares in issue)	Resultant total holding of rights over shares (and % of total voting shares in issue)	Total percentage
68,966,380........(%)	...............(%)	.....16.14....(%)

(3) Party making disclosure....HBOS PLC.................................

(4) (a) Name of person acquiring shares or rights over shares
INSIGHT INVESTMENTS
and, if different, beneficial owner.............................

(b) Names of any other persons acting by agreement or understanding (see SAR 5)..........................

Signed, for and on behalf of the party named in (3) above..................

(Also print name of signatory)....T. HARRISON.........................

Telephone and extension number....020 7321 1225........................

Note. Under SAR 5, the holdings of and acquisitions by persons acting by agreement or understanding must be aggregated and treated as a holding of or acquisition by one person. Note 3 on SAR 5 requires persons who must aggregate holdings to disclose certain disposals.

For full details of the SARs disclosure requirements, see Rules 3 and 5 of the SARs. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129.

This information is provided by RNS
The company news service from the London Stock Exchange

END


Close

‹ Back / Next ›

RNS | The company news service from the London Stock Exchange



Full Text Announcement

‹ Back / Next › Other Announcements from this Company Send to a Friend





Company	South Staffordshire Group PLC
TIDM	SSF
Headline	Holding(s) in Company
Released	11:02 22 Oct 2002
Number	7874C

The Company has today been informed, in accordance with the provisions of Sections 198 - 202 of the Companies Act 1985, that HBOS plc and its subsidiaries have acquired an interest in 1,931,508 ordinary shares of 10p each in the Company (3.07% of the issued shares).

22 October 2002

END

Company website

Close

‹ Back / Next ›








Full Text Announcement

‹ Back / Next › Other Announcements from this Company ▾ Send to a Friend



Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - LOGICA PLC
Released	12:10 22 Oct 2002
Number	7936C


SEC MAIL
PROCESSING
RECEIVED
NOV 15 2002
WASH, D.C.
155
SECTION

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 22/10/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 21/10/02

Dealing in (name of company) LOGICA PLC

1. Class of securities (eg ordinary shares) GBP 0.10

2.

Amount bought	Amount sold	Price per unit
	1,600	£1.6675

3. Resultant total of the same class owned or controlled (and percentage of class)

12,272,420	2.75%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1245 Praful Jadav

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

Close

‹ Back / Next ›



RNS | The company news service from the London Stock Exchange



Full Text Announcement

‹ Back / Next › Other Announcements from this Company ▾ Send to a Friend



Company	HBOS PLC
TIDM	HBOS
Headline	Additional Listing
Released	13:01 22 Oct 2002
Number	7965C


SEC MAIL PROCESSING
RECEIVED
NOV 15 2002
WASH, D.C. 155 SECTION

HBOS PLC.

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 275,292 Ordinary shares of 25p each under the Bank of Scotland SAYE Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

END

Close

‹ Back / Next ›




RNS | The company news service from the London Stock Exchange

Close

Full Text Announcement

‹ Back / Next › Other Announcements from this Company ▾ Send to a Friend


SEC MAIL
PROCESSING
RECEIVED
NOV 15 2002
WASH, D.C.
155
SECTION

Company	Premier Oil PLC
TIDM	PMO
Headline	Holding(s) in Company
Released	16:08 22 Oct 2002
Number	8031C

RNS Number:8031C
Premier Oil PLC
22 October 2002

DEALINGS BY SUBSTANTIAL SHAREHOLDERS

1) NAME OF COMPANY

PREMIER OIL PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

HBOS PLC

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

2. ABOVE.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

PLEASE SEE BELOW.

5) Number of shares/amount of stock acquired.

N/A

6) (N/A %) of issued Class

7) Number of shares/amount of stock disposed

5,501,303

8) (0.3537%) of issued Class

9) Class of security

ORDINARY

10) Date of transaction

UNKNOWN

11) Date company informed

21.10.02

12) Total holding following this notification

44,462,918

13) Total percentage holding of issued class following this notification

2.8589%

14) Any additional information

15) Name of contact and telephone number for queries

LISA PARSONS
020 7730 1111

16) Name and signature of authorised company official responsible for making this notification

Date of Notification ....22 OCTOBER 2002........

LETTER TO: PREMIER OIL PLC
DATED 11 OCTOBER 2002

On behalf of HBOS Plc,

Pursuant to Section 198 of the Companies Act 1985, as amended on behalf of HBOS plc, we give notice that HBOS plc and its subsidiaries have a material interest in the shares of your company as follows.

Sedol	No of Shares	Security class	Fund	Registered Holder
0699420	13,830,945	Ordinary 5p	2314	Chase Nominees Ltd A/C CMIG2314
0699420	3,700,020	Ordinary 5p	HLBA	Morgan Nominees Limited
0699420	3,363,808	Ordinary 5p	HLFO	Morgan Nominees Limited
0699420	151,495	Ordinary 5p	HPBA	Morgan Nominees Limited
0699420	118,371	Ordinary 5p	HPFO	Morgan Nominees Limited
0699420	4,157,395	Ordinary 5p	HXLFE	Morgan Nominees Limited
0699420	150,646	Ordinary 5p	HXPEN	Morgan Nominees Limited
0699420	56	Ordinary 5p	PA0021	Pershing Keen Nominees
0699420	182	Ordinary 5p	PP1815	Pershing Keen Nominees
0699420	6,250,000	Ordinary 5p	SJP RF32	St James's Place UK plc
0699420	3,300,000	Ordinary 5p	SJP RF42	St James's Place UK plc
0699420	9,440,000	Ordinary 5p	SJP RF62	St James's Place UK plc

HBOS plc's material interest is now 44,462,918 units which is 2.86% of the shares in issue.

FROM: INSIGHT INVESTMENT

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company website

Close

‹ Back / Next ›


FREE
ANNUAL
REPORTS



RNS | The company news service from the London Stock Exchange

Close

Full Text Announcement

Back / Next Other Announcements from this Company Send to a Friend




SEC MAIL
PROCESSING
RECEIVED
NOV 1 5 2002
WASH, D.C.
155
SECTION

Company	NSB Retail Systems PLC
TIDM	NSB
Headline	Holding(s) in Company
Released	16:40 22 Oct 2002
Number	8209C

FOR IMMEDIATE RELEASE 22 October 2002

NSB RETAIL SYSTEMS PLC

Holding in Company

Pursuant to Section 198 of the Companies Act 1985 the Board of NSB Retail Systems PLC announces that it was notified on 22 October 2002 that HBOS Plc and its subsidiaries have a material interest in 8,878,940 ordinary 2p shares of the Company, which represents 2.74 per cent of the Company's issued ordinary share capital. The registration details are as follows:

Registered Holder	No of Shares
Chase Nominees Ltd A/C CMIG1105	1,137,804
Chase Nominees Ltd A/C CMIG2314	2,166,242
Morgan Nominees Limited	404,122
Morgan Nominees Limited	320,571
Morgan Nominees Limited	13,985
Morgan Nominees Limited	10,267
Morgan Nominees Limited	822,244
Morgan Nominees Limited	24,226
Chase Nominees Limited	3,979,479

END

Company website

Close


FREE
ANNUAL
REPORTS







Full Text Announcement

‹ Back Other Announcements from this Company Send to a Friend

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - P&O PRINCESS CRUISES
Released	11:11 23 Oct 2002
Number	8485C


SEC MAIL PROCESSING RECEIVED NOV 15 2002 WASH, D.C. 155 SECTION

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 23/10/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 22/10/02

Dealing in (name of company) P & O PRINCESS CRUISES PLC

1. Class of securities (eg ordinary shares) US$ 0.5

2.

Amount bought	Amount sold	Price per unit
26,000		£4.6073

3. Resultant total of the same class owned or controlled (and percentage of class)

9,465,396	1.37%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1245 Praful Jadav

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

> *(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);*
>
> *(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*
>
> *(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);*
>
> *(4) the pension funds of an offeror, the offeree company or any company covered in (1);*
>
> *(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;*
>
> *(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and*
>
> *(7) a company having a material trading arrangement with an offeror or the offeree company.*

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

Close

‹ Back | Next ›







Full Text Announcement



◂ Back Next ▸ Other Announcements from this Company ▾ Send to a Friend

Company	HBOS PLC
TIDM	HBOS
Headline	Additional Listing
Released	10:33 24 Oct 2002
Number	8968C

SEC MAIL PROCESSING RECEIVED NOV 15 2002 WASH, D.C. 155 SECTION

HBOS PLC.

Pursuant to the above-named Company's Interim Scrip Dividend for the year ending 31 December 2002 a total of 2,137,193 Ordinary 25p shares have been issued. Accordingly, application has been made to The UK Listing Authority for these shares to be admitted to the Official List and to the London Stock Exchange for these shares to be admitted to trading. The Shares rank pari passu with the existing issued shares of the Company. Dealings are expected to commence on 25 October 2002.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

END.

END

Close

◂ Back Next ▸







RNS The company news service from the London Stock Exchange
Close
Full Text Announcement
Other Announcements from this Company
Send to a Friend
Company HBOS PLC
TIDM HBOS
Headline Director Shareholding
Released 16:54 25 Oct 2002
Number 9897C
SEC MAIL PROCESSING
RECEIVED
NOV 15 2002
WASH, D.C.
155
SECTION

1) Name of Company:

HBOS plc

2) Name of Director:

(i) Michael Henry Ellis
(ii) George Edward Mitchell
(iii) Sir Robert Paul Reid

3) Is holding in own name/wife's name or non-beneficial:

(i)(a) own name (b) spouse
(ii) own name
(iii)(a) and (b) own name

4) Name of registered holder:

(i)(a) Michael Henry Ellis (b) Mrs Jeanette Ellis
(ii) George Edward Mitchell
(iii)(a) and (b) Sir Robert Paul Reid

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

(i)(a) Director and (b) spouse
(ii) Director
(iii)(a) and (b) Director

6) Please state the nature of the transaction and the nature and extent of the Director's interest in the transaction:

Shares allotted under elections participate in the HBOS plc Share Dividend Plan.

7) Number of shares acquired:

(i)(a) 861 (b) 21
(ii) 183
(iii)(a) 672 (b)363

8) Percentage of issued class: de minimis

9) Number of shares disposed: N/A

10) Percentage of issued class: N/A

11) Class of security: Ordinary Shares of 25p each

12) Price per share: (i)(a) and (b) 750.6p
(ii) 750.6p

(iii)(a) 755.4p (b) 750.6p

13) Date of transaction: (i)(a) and (b) 25th October 2002
(ii) 25th October 2002
(iii)(a) 31st May 2002 and (b) 25th October 2002

14) Date company informed: (i),(ii) and (iii) 25th October 2002

15) Total holding following this notification:

(i) 70,505
(ii) 48,092
(iii) 28,195

16) Total percentage holding of issued class of such Shares following this notification:

(i), (ii) and (iii) de minimis

END

Close

RNS | The company news service from the London Stock Exchange

Close

Full Text Announcement

‹ Back / Next › Other Announcements from this Company ▾ Send to a Friend


FREE
ANNUAL
REPORTS



Company	BRIT Insurance Holdings PLC
TIDM	BRE
Headline	Holding(s) in Company
Released	15:34 28 Oct 2002
Number	0153D

RNS Number:0153D
BRIT Insurance Holdings PLC
28 October 2002


SEC MAIL PROCESSING
RECEIVED
NOV 15 2002
WASH. D.C.
155
SECTION

DEALINGS BY SUBSTANTIAL SHAREHOLDERS

1) NAME OF COMPANY

BRIT INSURANCE HOLDINGS PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

HBOS PLC AND SUBSIDIARIES

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS PER Q2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

N/A

6) (N/A %) of issued Class

7) Number of shares/amount of stock disposed

N/A

8) (N/A %) of issued Class

9) Class of security

ORDINARY SHARES OF 25p

10) Date of transaction

N/A

11) Date company informed

25 OCTOBER 2002

12) Total holding following this notification

68,959,380

13) Total percentage holding of issued class following this notification

THIS NOTIFICATION 9.24% (BASED ON ISSUED SHARE CAPITAL OF 746,467,192 ORDINARY SHARES OF 25p)

(EXCLUDES ANY CONVERSION OF CONVERTIBLE UNSECURED SUBORDINATED LOAN STOCK 2008 TO ORDINARY SHARES)

14) Any additional information

15) Name of contact and telephone number for queries

Mr P.J. GODDARD 020 7984 8741

16) Name and signature of authorised company official responsible for making this notification

Date of Notification ......28 OCTOBER 2002..................

Letter to Brit Insurance Holdings Plc
23rd October 2002

Pursuant to Section 198 of the Companies Act 1985, as amended on behalf of HBOS plc, we give notice that HBOS plc and its subsidiaries have a material and non-material interest in the shares of your company as follows.

Sedol	No of Shares	Security class	Fund	Registered Holder
0099600	1,428,993	Ordinary 25p	100	Chase Nominees Ltd a/c 100
0099600	106,528	Ordinary 25p	125	Chase Nominees Ltd a/c 125
0099600	136,778	Ordinary 25p	126	Chase Nominees Ltd a/c 126
0099600	372,277	Ordinary 25p	146	Chase Nominees Ltd a/c 146
0099600	1,013,321	Ordinary 25p	160	Chase Nominees Ltd a/c 160
0099600	206,750	Ordinary 25p	171	Chase Nominees Ltd a/c 171
0099600	185,369	Ordinary 25p	175	Chase Nominees Ltd a/c 180
0099600	222,780	Ordinary 25p	180	Chase Nominees Ltd a/c 176
0099600	533,770	Ordinary 25p	183	Chase Nominees Ltd a/c 183
0099600	57,542	Ordinary 25p	187	Chase Nominees Ltd a/c 187
0099600	166,451	Ordinary 25p	193	Chase Nominees Ltd a/c 193
0099600	176,177	Ordinary 25p	197	Chase Nominees Ltd a/c 197
0099600	105,294	Ordinary 25p	198	Chase Nominees Ltd a/c 198
0099600	1,136,155	Ordinary 25p	200	Chase Nominees Ltd a/c 200
0099600	531,946	Ordinary 25p	201	Chase Nominees Ltd a/c 201
0099600	100,062	Ordinary 25p	209	Chase Nominees Ltd a/c 209
0099600	551,009	Ordinary 25p	210	Chase Nominees Ltd a/c 210
0099600	547,699	Ordinary 25p	213	Chase Nominees Ltd a/c 213
0099600	13,765,508	Ordinary 25p	2314	Chase Nominees Ltd A/C CMIG231
0099600	11,427,341	Ordinary 25p	EQPEL	HSBC Global Custody Nominees (UK) Ltd.
0099600	750,000	Ordinary 25p	EQSPE	HSBC Global Custody Nominees (UK) Ltd.
0099600	328,333	Ordinary 25p	EQSTR	HSBC Global Custody Nominees (UK) Ltd.
0099600	2,298,085	Ordinary 25p	HLBA	Morgan Nominees Limited
0099600	2,028,325	Ordinary 25p	HLFO	Morgan Nominees Limited
0099600	99,398	Ordinary 25p	HPBA	Morgan Nominees Limited
0099600	78,500	Ordinary 25p	HPFO	Morgan Nominees Limited

0099600	2,454,650	Ordinary 25p	HXLFE	Morgan Nominees Limited
0099600	97,524	Ordinary 25p	HXPEN	Morgan Nominees Limited
0099600	2,410,229	Ordinary 25p	SJP HIGH INCOME	Bank of New York Nominees Ltd. A/C 683000
0099600	6,300,216	Ordinary 25p	SJP RF79	St James's Place UK plc
0099600	3,220,000	Ordinary 25p	SJP RF82	St James's Place UK plc
0099600	217,750	Ordinary 25p	SJP RF83	St James's Place UK plc
0099600	2,065,000	Ordinary 25p	SJP RF91	St James's Place UK plc
0099600	185,326	Ordinary 25p	SJP RF92	St James's Place UK plc
0099600	11,295	Ordinary 25p	SJP TRACKER	Bank of New York Nominees Ltd A/C 683013
0099600	12,850	Ordinary 25p	UKTRAO	CMI UK Tracker Fund
0099600	13,630,149	Ordinary 25p	WPUKEQ	Chase Nominees Limited

HBOS plc's material and non-material interest is now 68,959,380 units which is 9.24% of the shares in issue.

Letter from HBOS Plc

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close


FREE
ANNUAL
REPORTS






RNS
The company news service from the London Stock Exchange


SEC MAIL PROCESSING
RECEIVED
NOV 15 2002
WASH. D.C. 155 SECTION

Close

Full Text Announcement

Back | Other Announcements from this Company | Send to a Friend

Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	10:38 29 Oct 2002
Number	0623D

1) Name of company:

HBOS plc

2) Name of Director:

James Crosby

Brian Ivory

John Maclean

George Mitchell

Sir Bob Reid

3) Is holding in own name/wife's name or non-beneficial:

Non Beneficial (as Trustee)

4) Name of registered holder:

1695 Trustees Limited, on behalf of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme.

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

Directors as Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme

6) Please state the nature of the transaction and the nature and extent of the Director's interest in the transaction:

The shares disposed of were sold, in terms of the Rules of the Scheme, on the instruction of employees participating in the Scheme who were beneficially entitled to such shares and the Directors had no role in making any decision to sell.

7) Number of shares/amount of stock acquired: Nil

8) Percentage of issued class: Nil

9) Number of shares disposed: 141

10) Percentage of issued class: de minimis

11) Class of security: Ordinary Shares of 25p each

12) Price per share: 719.39p

13) Date of transaction: 28th October 2002

14) Date company informed: 28th October 2002

15) Total holding of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme following this notification:

7,831,908 Ordinary Shares of 25p each

16) Total percentage holding of issued class of such Shares following this notification: 0.21%

END

Close

Back





RNS
The company news service from the London Stock Exchange


Close

Full Text Announcement



Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	10:14 30 Oct 2002
Number	1199D

1) Name of company:

HBOS plc

2) Name of Director:

James Crosby

Brian Ivory

John Maclean

George Mitchell

Sir Bob Reid

3) Is holding in own name/wife's name or non-beneficial:

Non Beneficial (as Trustee)

4) Name of registered holder:

1695 Trustees Limited, on behalf of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme.

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

Directors as Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme

6) Please state the nature of the transaction and the nature and extent of the Director's interest in the transaction:

The shares disposed of were sold, in terms of the Rules of the Scheme, on the instruction of employees participating in the Scheme who were beneficially entitled to such shares and the Directors had no role in making any decision to sell.

7) Number of shares/amount of stock acquired: Nil

8) Percentage of issued class: Nil

9) Number of shares disposed: 374

10) Percentage of issued class: de minimis

11) Class of security: Ordinary Shares of 25p each

12) Price per share: 709.13p

13) Date of transaction: 29th October 2002

14) Date company informed: 29th October 2002

15) Total holding of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme following this notification:

7,831,534 Ordinary Shares of 25p each

16) Total percentage holding of issued class of such Shares following this notification: 0.21%

END

Close

Back Next




RNS | The company news service from the London Stock Exchange

Close

Full Text Announcement

Back Next › Other Announcements from this Company Send to a Friend

Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	16:50 30 Oct 2002
Number	1562D

SEC MAIL PROCESSING RECEIVED NOV 15 2002 WASH, D.C. 155 SECTION

1) Name of Company:

HBOS plc

2) Name of Director:

Lord Dennis Stevenson

3) Is holding in own name/wife's name or non-beneficial:

Personal interest - pension fund

4) Name of registered holder:

HSDL Nominees Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

Director

6) Please state the nature of the transaction and the nature and extent of the Director's interest in the transaction:

Shares allotted under an election to participate in the HBOS plc Share Dividend Plan.

7) Number of shares acquired: 1,407

8) Percentage of issued class: de minimis

9) Number of shares disposed: N/A

10) Percentage of issued class: N/A

11) Class of security: Ordinary Shares of 25p each

12) Price per share: 755.4p

13) Date of transaction: 31st May 2002

14) Date company informed: 30th October 2002

15) Total holding following this notification:

118,710 Ordinary Shares of 25p each

16) Total percentage holding of issued class of such Shares following this notification: 0.003%

END

